SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                            BAYONNE BANCSHARES, INC.
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                                (Name of Issuer)

                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)

                                   00033620R1
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                                 (CUSIP Number)

                                                   with a copy to:
              Jeffrey S. Halis                 Stuart L. Shapiro, Esq.
               500 Park Avenue                  Robert W. Forman, Esq.
                Fifth Floor                    SHAPIRO FORMAN & ALLEN LLP
             New York, New York 10022             380 Madison Avenue
                (212)486-4794                     New York, New York 10017
                                                     (212) 972-4900
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)
                             June 9, 1998
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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-l(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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     1)  Names of Reporting Persons (S.S. or I.R.S. Identification Nos. of Above
         Persons):
                    Augustus K. Oliver

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     2)  Check the  Appropriate  Box if a Member of a Group (See  Instructions):
                                                                      (a) |X|
                                                                      (b) | |
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     3)  SEC Use Only

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     4)  Source of Funds (See Instructions): PF

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     5)  Check if Disclosure of Legal  Proceedings is Required Pursuant to Items
         2(d) or 2(e): Not Applicable

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     6)  Citizenship or Place of Organization: United States
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Number of Shares             7)   Sole Voting Power:                      1,000*
Beneficially Owned by Each   ---------------------------------------------------
Reporting Person With:       8)   Shared Voting Power:                       -0-
                             ---------------------------------------------------
                             9)   Sole Dispositive Power:                 1,000*
                             ---------------------------------------------------
                            10)   Shared Dispositive Power:                  -0-
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     11) Aggregate Amount Beneficially Owned by Each Reporting Person:    1,000*
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     12) Check if the Aggregate  Amount in Row (11) Excludes Certain Shares (See
         Instructions): Not Applicable

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     13) Percent of Class Represented by Amount in Row (11): **
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     14) Type of Reporting Person (See Instructions): IN

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*    Mr. Oliver is a limited partner of Tyndall Partners and an indirect special limited partner of Halo Capital, L.P., the general partner of Tyndall Partners, L.P., Madison Avenue Partners, L.P. and Tyndall Institutional Partners, L.P., all of which own shares of the Company. Mr. Oliver's daughter, Lily R. Oliver, is also a limited partner of Tyndall Partners, L.P. Mr. Oliver disclaims any beneficial ownership in her interest and in the shares owned by the foregoing entities.

**   Less than .1%

INTRODUCTION

     This statement amends Item 4 of the Schedule 13D previously filed by Jeffrey Halis and Michael Lowenstein with respect to the common stock ("Common Stock") of Bayonne Bancshares, Inc., a Delaware corporation (the "Issuer"), and provides information regarding Augustus K. Oliver, who may be deemed a member of the group with Messrs. Halis and Lowenstein. Messrs. Halis, Lowenstein and Oliver are sometimes collectively referred to as the "Reporting Persons."

Item 2. Identity and Background.

     Mr. Oliver's business address is 500 Park Avenue, Fifth Floor, New York, NY 10022. Since 1996, Mr. Oliver has been the principal of Oliver Management and is a private investor. From 1984-1995, Mr. Oliver was a managing director of Gollust Tierney and Oliver, Inc. Mr. Oliver has never been convicted in any criminal proceeding, nor has he been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which he was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Oliver is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

     The cost of the Shares owned by Mr. Oliver was $16,375 (exclusive of commissions) which were purchased with his personal funds.

Item 4. Purpose of Transaction.

     On June 9, 1998, Mr. Halis notified the Issuer, pursuant to its by-laws, that if the Issuer's board will consist of seven or more members and two directors are to be elected at the Annual Meeting of Shareholders (the "Meeting"), Mr. Halis intends to nominate Mr. Oliver in addition to himself for election as a director of the Issuer. A copy of Mr. Halis' June 9, 1998 letter to the Issuer is attached hereto as Exhibit 99.4. As previously reported, on April 15, 1998, Mr. Halis notified the Issuer of his intent to nominate himself at the Meeting, and he requested to meet with the Issuer's Board to discuss adding Mr. Halis to fill the vacancy created by the death of Sam P. Lamporello. By letter dated May 29, 1998, the Issuer's President informed Mr. Halis that the Board had been reduced to six members, no vacancy existed, the Board did not wish to meet with Mr. Halis and it would not add Mr. Halis to the Board.

     The Reporting Persons currently intend to solicit proxies for the election of Mr. Halis, and for Mr. Oliver if the number of directors constituting the entire Board is seven or more and two directors are to be elected at the Meeting.

     Other than as set forth above, none of the Reporting Persons has any plan or proposal of the type required to be disclosed in Item 4 of Schedule 13D. Each intends to review his investment in the Issuer on a continuing basis and, depending on various factors including, without limitation, the Issuer's business affairs and financial position, the price levels of the Common Stock, conditions in the securities markets and general economic and industry conditions, may in the future take such actions with respect to his investment in the Issuer as he deems appropriate including, without limitation, purchasing additional shares of Common Stock or selling some or all of its shares.

Item 5. Interest in Securities of Issuer.

     (a) Mr. Oliver owns 1,000 shares of the Issuer's Common Stock, which represent less than .1% of the Issuer's outstanding Common Stock. Mr. Oliver is a limited partner of Tyndall Partners and an indirect special limited partner of Halo Capital, L.P., the general partner of Tyndall Partners, L.P., Madison Avenue Partners, L.P. and Tyndall Institutional Partners, L.P., all of which own shares of the Company. Mr. Oliver's daughter, Lily R. Oliver, is also a limited partner of Tyndall Partners, L.P. Mr. Oliver disclaims any beneficial ownership in her interest and in the shares owned by the foregoing entities.

     (b) Mr. Oliver has sole power to vote and dispose of the Shares owned by him.

     (c) Other than the acquisition of 1,000 shares of Common Stock on June 8, 1998, Mr. Oliver has not engaged in any transaction in the Issuer's securities within the past 60 days.

     (d) and (e) Not applicable.

Item 6. Contracts, Arragements, Understandings or Relationships with Respect to the Securities of the Issuer.

     Mr. Oliver is not a party to any contract, arrangement or understanding regarding the securities of the Company other than his expectation that Messrs. Halis and Lowenstein will vote all shares of Common Stock beneficially owned by them for his election as a Director of the Company and that Mr. Halis will solicit proxies for Mr. Oliver's election and reimburse him for any costs incurred by Mr. Oliver in connection therewith.

Item 7. Exhibits.

     The following are filed as Exhibits to this Amended Schedule 13D:

     99.4 Letter dated June 9, 1998 from Jeffrey Halis to the Issuer.

                                    Signature

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

June 9, 1998                            /s/ Jeffrey S. Halis
                                        ---------------------------

                                        Jeffrey S. Halis

                                        /s/ Michael Lowenstein
                                        ---------------------------
                                        Michael Lowenstein, as a general partner
                                        of Halo Capital Partners, L.P., the
                                        general partner of each of Tyndall
                                        Partners, L.P., Madison Avenue Partners,
                                        L.P., and Tyndall Institutional
                                        Partners, L.P.


                                        /s/ Michael Lowenstein
                                            ------------------
                                        Michael Lowenstein as a member of Jemi
                                        Management, L.L.C., the Investment
                                        Manager for Halo International, Ltd.

                                       /s/ Augustus K. Oliver
                                       ----------------------
                                       Augustus K. Oliver

ATTENTION:  INTENTIONAL  MISSTATEMENTS  OR OMISSIONS OF FACT CONSTITUTE  FEDERAL

CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).